
07008738

SE[...] COMMISSION
[...]49


SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 8 2007
WASH. D.C.
182

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-01672

AB
1/4

ANNUAL AUDITED REPORT
FORM X-17A-5

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2006 (MM/DD/YY) AND ENDING October 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RBC Capital Markets Corporation

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Steven DeCicco (212) 428-6200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JAN 2 2 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

1/11 AR

AFFIRMATION

We, Mark Standish and Steven DeCicco, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to RBC Capital Markets Corporation (the "Company") for the year ended October 31, 2007, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer's.



Signature — December 20, 2007
Date

Steven DeCicco
Chief Financial Officer



Signature — December 20, 2007
Date

Mark Standish
Chief Executive Officer



Notary Public

HELENA HAN
Notary Public, State of New York
No.01HA6114786
Qualified in Queens County
Certificate Filed In New York County
Commission Expires August 23, 2008

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARY
(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)
(SEC I.D. No. 8-21022)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
and Regulation 1.10(g) under the
Commodity Exchange Act
as a PUBLIC DOCUMENT.

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARY
(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
DEC 2 8 2007
WASH, D.C.
182
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
RBC Capital Markets Corporation:

We have audited the accompanying consolidated statement of financial condition of RBC Capital Markets Corporation and subsidiary (the "Company") as of October 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company at October 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statement, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statement taken as a whole.

Deloitte & Touche LLP

December 20, 2007

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARY
(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2007
(In thousands except share and per-share information)

ASSETS

Cash	$ 24,093
Cash and securities segregated under Federal and other regulations	161,532
Securities purchased under agreements to resell	3,574,793
Securities borrowed	11,872,974
Securities owned, at fair value (includes securities pledged of $5,689,473)	6,442,945
Receivable from brokers-dealers and clearing organizations	7,186,649
Receivable from Parent and affiliates	34,917
Receivable from customers	112,223
Fixed assets, at cost, net of accumulated depreciation and amortization of $30,892	103,410
Goodwill	455,933
Other assets	222,494
TOTAL ASSETS	$ 30,191,963

LIABILITIES AND STOCKHOLDER'S EQUITY

Bank loans and overdrafts	$ 238,364
Securities sold under agreements to repurchase	7,230,092
Securities loaned	7,297,948
Securities sold, but not yet purchased, at fair value	2,753,733
Payable to brokers-dealers and clearing organizations	116,350
Payable to affiliates	9,969,392
Payable to customers	588,434
Accounts payable and accrued liabilities	670,974
	28,865,287
Liabilities subordinated to claims of general creditors	1,000,000
Stockholder's Equity:	
Nonvoting, non-convertible preferred stock, par value $0.10 per share, 1,000 shares authorized, 1 share outstanding	10
Common stock, no par value, 9,000 shares authorized, 6,667 issued and outstanding	
Additional paid-in capital	373,807
Retained earnings	(47,141)
Total stockholder's equity	326,676
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 30,191,963

See notes to the consolidated statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

RBC Capital Markets Corporation and Subsidiary (the "Company") is a wholly-owned subsidiary of RBC USA Holdco Corporation (the "Parent"), a Delaware corporation. The Parent is a wholly-owned subsidiary of Royal Bank of Canada (the "Ultimate Parent"). Daniels & Associates L.P. ("Daniels"), which the Company acquired on January 1, 2007, is a subsidiary of the Company.

The Company is a registered broker and dealer and a Futures Commission Merchant. The Company is a member of the New York Stock Exchange ("NYSE") and other securities and commodities exchanges. The Company offers brokerage and investment banking services to individual, institutional, corporate and government clients. In conjunction with those services to its clients, the Company conducts principal trading primarily in fixed income securities. The Company is also the clearing broker for affiliated broker dealers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation — The consolidated statement of financial condition includes the accounts of the Company and its subsidiary. Intercompany transactions and balances are eliminated in consolidation. The Company follows accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement.

Securities owned and securities sold, but not yet purchased, are recorded at fair value, with unrealized gains and losses included in trading losses, net of gains. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Resale and Repurchase Transactions — Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Income Taxes — The Company is included in the consolidated Federal and state income tax returns filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statement for the changes in deferred tax liabilities or assets between years.

Fixed Assets — Depreciation for equipment and furniture is provided on a straight-line basis using estimated useful lives of one to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software costs are amortized based on straight-line amortization over the estimated economic life, generally over three to five years. Depreciation for equipment and furniture and amortization for leasehold improvements and capitalized software commence on the date placed into service.

Use of Estimates — The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities (including valuation of certain securities owned and securities sold, but not yet purchased, the outcome of litigation and the carrying amounts of goodwill) and the disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Memberships in Exchanges — The Company maintains memberships on various domestic exchanges. Exchange memberships owned by the Company are carried at cost. Assessments of the potential impairment of carrying value, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Impairment and Disposal of Long Lived Assets*, are made periodically. There were no exchange membership impairments in 2007.

Goodwill — Goodwill relates to the Capital Markets Business (the "CM Business") transferred from RBC Dain Rauscher Corporation ("DRC") in 2004 and the acquisitions of the net asset of Carlin Financial Group ("Carlin") and Daniels in 2007. Under the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, intangible assets acquired in a business combination, which do not possess finite useful lives, are tested for impairment at least annually. An indicator of impairment of goodwill results if the net book value of the reporting unit exceeds its estimated fair value. The Company performed its annual assessment in August 2007 and no impairment loss was recorded as a result of this assessment.

The changes in the carrying amount of goodwill for the year ended October 31, 2007 are as follows:

Balance as of November 1, 2006	$	347,272
Goodwill acquired during the year - Carlin		89,046
Goodwill acquired during the year - Daniels		19,615
Impairment losses		-
Balance as of October 31, 2007	$	455,933

See Note 3 for further discussion on the acquisitions.

Recent Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's consolidated statement of financial condition and prescribes a recognition threshold and measurement attribute for the consolidated statement of financial condition recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company for the year ended October 31, 2008. We do not expect the impact of adoption of FIN 48 to be material to the opening balance of retained earnings.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for the Company's fiscal year beginning November 1, 2008, with earlier adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption. The Company is currently evaluating the potential impact of adopting SFAS No. 157 on its consolidated statement of financial condition.

In February 2007 the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* – including an amendment of FASB Statement No. 115. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the potential impact of adopting SFAS No. 159 on its consolidated statement of financial condition.

In December 2007 the FASB issued Statement No. 141(R), Business Combinations - Revised. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This Statement

replaces SFAS No. 141, Business Combinations. This statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company is currently evaluating the potential impact of adopting SFAS No. 141(R) on its consolidated statement of financial condition.

3. BUSINESS COMBINATIONS

The Company completed two business combinations over the last year which were accounted for under the purchase method of accounting.

Carlin Financial Group

On January 3, 2007, the Company acquired the net assets of Carlin to expand our capabilities in the US middle markets. The acquisition has been accounted for using the purchase method for business combination. The acquisition consisted of the purchase of net assets of Carlin Futures, LLC ("Carlin Futures") and Carlin Equities, LLC ("Carlin Equities"). Carlin Equities and Carlin Futures have been liquidated and dissolved in accordance with the laws of the State of Delaware, and Carlin has succeeded to all of their rights under the Purchase Agreement.

Carlin had been a boutique US broker dealer located in New York providing a suite of products and services, including proprietary Direct Market Access product specifically designed for financial institutions.

The purchase price of $99,046 resulted in goodwill of $89,046. The acquisition of net assets was structured as follows:

- $78,521 paid in cash at closing
- $5,214 professional fees
- $6,000 earn-out - this amount is to be paid to Carlin on June 30, 2009. However, if any of the six key employees are not employed by RBC at such date, the earn-out payment will be reduced. The total potential reduction is $2,500 if none of the six key employees are employed by the Company at June 30, 2009.
- $10,000 to be held in escrow to be paid out 50% at the end of year 1, 25% at the end of year 2, and 25% at the end of year 3 less any indemnity claims with interest accrued at Fed funds rate + 0.5%.
- $10,000 key non-shareholder employee bonus pool to be paid in four equal installments; the first at closing with three annual payments thereafter.

Daniels & Associates, LP

On January 1, 2007, the Company acquired 100% of the partnership interests in Daniels to expand our capabilities in the US investment banking market for the cable, telecom, broadcast and Internet service industries. As the Company acquired all the equity interest of and obtained controls over Daniels, the transaction is considered a business combination.

The purchase price for the acquisition was structured as follows:

- $7,200 paid in cash, which was required to be invested in Royal Bank of Canada shares and tied to the employment of Daniels' former partners with the Company, vesting over three years.
- $22.3 million paid, which consists of $20.8 million purchase price and $1.5 million legal fee paid to external counsel.

4. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

U.S. Government securities with a market value of $120,074 collateralizing a $120,000 reverse repurchase agreement has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

Cash of $41,532 has been segregated under the Commodity Exchange Act.

5. RELATED PARTY TRANSACTIONS

The Company provides certain services related to securities transactions with its Parent and other affiliates. Also, the Company manages the business affairs of certain of its affiliates under agency agreements, and acts as a computation agent, accounting resource, risk manager and legal representative for affiliates under Technical Service agreements

The Parent guarantees the due and punctual performance of all obligations to the Chicago Mercantile Exchange arising out of accounts cleared by the Company.

At October 31, 2007, the Company maintained a $700,000 unsecured line of credit with an affiliate. Interest on the outstanding loan amounts is calculated at LIBOR plus .28%, and facility fee of .07%. The Company also maintained an uncommitted revolving credit facility of $600,000 with an affiliate. Interest on the outstanding amount of the facility is calculated at the Federal Funds effective rate plus .25%. There was an outstanding balance of $180,000 relating to the unsecured line of credit at October 31, 2007. In addition, the Company has a $50,000 unsecured loan with RBUS2 LLC due to mature on February 1, 2008.

In addition to the affiliate receivables and payables disclosed on the consolidated statement of financial condition or in other disclosures, the Company had the following outstanding receivables and payables with affiliates:

	Receivable	Payable
Securities purchased under agreements to resell	$ 1,050,212	$ -
Securities sold under agreements to repurchase		1,057,175
Securities borrowed	1,678,455	
Securities loaned		256,919
Deposits with/payable to brokers-dealers and clearing organizations	1,000	

6. RECEIVABLE/PAYABLE FROM/TO BROKERS-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers-dealers and clearing organizations at October 31, 2007, consisted of the following:

	Receivable	Payable
Receivable from RBC Capital Markets Arbitrage S.A. (an affiliate)	$ 6,724,291	$ -
Trade date/settlement date accrual	161,819	
Deposits with/payable to brokers-dealers and clearing organizations	224,434	69,070
Fails to deliver/receive	76,105	47,280
	$ 7,186,649	$ 116,350

7. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at October 31, 2007 consisted principally of trading securities at fair value as follows:

	Owned	Sold, But Not Yet Purchased
U.S. and Canadian government agency obligations	$ 1,630,503	$ 1,641,425
Corporate obligations	1,844,841	908,868
Equities and warrants	37,430	203,440
Commercial paper	1,191,064	-
Money market funds	1,655,605	-
Other	83,502	-
	$ 6,442,945	$ 2,753,733

The Company pledges its securities owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed in securities owned on the consolidated statement of financial condition.

At October 31, 2007, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $18.7 billion, and substantially all has been sold or repledged.

8. FIXED ASSETS

The Company's fixed assets at October 31, 2007, consisted of the following:

Furniture and equipment	$ 4,772
Computer equipment and software	45,810
Leasehold improvements	14,859
Work in Progress	68,861
	134,302
Accumulated depreciation and amortization	(30,892)
Net fixed assets	$ 103,410

Depreciation and amortization for work in progress begins when the assets are placed in service.

9. INCOME TAXES

The Company is included in the consolidated Federal and state income tax returns filed by the Parent. In accordance with the intercompany tax-sharing agreement, the Company calculates its taxes on a separate company basis and the total amount of taxes payable or receivable (current and deferred) are recorded on a net basis. The Company's tax rate differs from the statutory Federal rate primarily due to state and local taxes and the disallowance of meals and entertainment expenses.

At October 31, 2007, the Company had net deferred tax assets of $58,086. The tax effects of temporary differences that gave rise to deferred tax assets and liabilities relate primarily to compensation expense and goodwill. No deferred tax asset valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax asset will be realized.

The Company has a branch in Canada. Accordingly, it is subject to Canadian federal and provincial taxes on the net income of the branch.

10. COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space, furniture, and communications and information technology equipment under various noncancelable operating leases. Most office space lease agreements include rate increases, which are recognized on a straight-line basis over the life of the lease, and cover payment of real estate taxes, insurance, and other occupancy expenses. At October 31, 2007, the aggregate future minimum rental payments were as follows:

Year	
2008	$ 25,455
2009	23,528
2010	21,490
2011	18,968
2012	17,947
Thereafter	112,337
Total	$ 219,725

The Company is a member of several exchanges and clearinghouses. Under the standard membership agreements, members are generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability was recorded for these arrangements at October 31, 2007.

The Company is a defendant in lawsuits incidental to its securities and commodities businesses. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial condition.

Pursuant to the 2004 transfer of the CM Business from an affiliate, the Company is involved in a consolidated class action suit related to initial public offerings where DRC participated as an underwriter. At this time, management does not believe the impact of the class action will have a material adverse effect on the Company's financial condition, although the amounts involved could be substantial.

11. LIABILITES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at October 31, 2007, are as follows.

Subordinated debt entered into on June 28, 2007 with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, maturing in one year with option of auto extension, with interest rate of 3 months LIBOR plus .44% (5.63813% at October 31, 2007)	$ 50,000
Subordinated debt entered into on August 31, 2006 for three years with the Parent, with interest rate of LIBOR plus .62% (5.3725% at October 31, 2007)	150,000
Subordinated debt entered into on February 6, 2004 with the Parent, maturing on July 31, 2009, with interest rate of LIBOR plus .62% (5.3725% at October 31, 2007)	100,000
Subordinated debt entered into on November 7, 2005 for three years with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, renewable annually, with interest rate of 3 months LIBOR plus .67% (6.03% at October 31, 2007)	100,000
Subordinated debt entered into on February 28, 2006 with the Parent, maturing on March 31, 2009, with interest rate of 1 month LIBOR plus .57% (5.3225% at October 31, 2007)	100,000
Subordinated debt entered into on September 7, 2006 for two years with RBUS2 LLC, with interest rate of 3 months LIBOR plus .60% (5.79813% at October 31, 2007)	79,000
Subordinated debt entered into on September 12, 2006 for two years with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, with interest rate of 3 months LIBOR plus .60% (5.79813% at October 31, 2007)	71,000
Subordinated debt entered into on October 28, 2005, with RB U.S. Finance LLC, renewable annually, with interest rate of 3 months LIBOR plus .575% (5.935% at October 31, 2007)	100,000
Subordinated debt entered into on March 29, 2007with RB U.S. Finance LLC, a wholly-owned subsidiary of the Ultimate Parent, maturing on March 31, 2008 with interest rate of LIBOR plus .44% (5.63813% at October 31, 2007)	250,000
Total	$ 1,000,000

All liabilities subordinated to claims of general creditors are covered by agreements approved by the New York Stock Exchange and are available for computing the Company's net capital pursuant to the Securities and Exchange Commission's uniform net capital rule. To the extent that such liabilities are

required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

12. STOCKHOLDER'S EQUITY

The Company has authorized 9,000 shares of common stock and issued 6,667 shares of common stock to the Parent, with no par value.

The Company has authorized 1,000 shares and issued one share of nonvoting, nonconvertible, preferred stock that was purchased by RBC CMA with par value of $0.10 per share.

In accordance with the intercompany tax-sharing agreement regarding the 2004 acquisition of the CM Business from DRC, the tax benefits related to the Company's amortizing of the goodwill for tax purposes will flow through to DRC. The current year impact of this flow-through was recorded by the Company as a $4,927 reduction of additional paid-in capital.

The Company received $114.9 thousand of contribution from the Parent in relation to the Carlin and Daniels acquisition.

13. DEFERRED COMPENSATION & BENEFIT PLANS

Effective October 31, 2002, the Company merged its defined benefit pension plan into the Pension Plan for United States Dollar-Based Employees of Royal Bank of Canada and Affiliates (the "RBC Plan"). The RBC Plan sponsored by the Ultimate Parent covers employees of the Company meeting certain eligibility requirements prior to December 31, 1996. Effective December 31, 1996, the plan was frozen. Under this curtailment, the plan will continue to exist but no further benefits will accrue to the participants.

Substantially all employees of the Company are eligible to participate in its Retirement and Savings Plan (the "401(k) Plan") which is a defined contribution plan. Participants may elect to contribute up to 50% of their eligible pay on a pre-tax basis, and up to 5% on an after-tax basis, subject to IRS limitations. Eligible employees may receive company matching contributions of up to 100% of each participant's contributions up to the first 6% of pay contributed on a pre-tax basis upon completion of one year of employment. These contributions and related earnings vest ratably over a five-year period.

In connection with the 2004 transfer of the CM Business from an affiliate, the Company maintains a nonqualified deferred compensation plan for key employees under an arrangement called the Wealth Accumulation Plan ("WAP"). This plan allowed eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC Share Account that tracks the value of RBC common shares. Certain deferrals were also eligible for matching contributions by the Company. All matching contributions are allocated to the RBC Share Account. The fair value of matching contributions is based on quoted market prices. Other bonuses may also be paid into the plan.

The current WAP is a voluntary plan and does not provide for company matching contributions.

In connection with its obligations under the WAP, the Company has purchased shares of the various funds offered in the Plan. These investments, which had a market value of $23,985 at October 31, 2007, are included in securities owned, at fair value. The Company also entered into an arrangement with an affiliate of RBC related to its RBC Share Account obligation under the Plan. Under the arrangement,

the Company pays interest to the affiliate in exchange for receiving the rate of return on RBC common stock.

At October 31, 2007, the Company had a liability for these plans of $35,238.

14. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined.

The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17) which require that the Company maintain net capital, as defined, equal to 8% of the total risk margin requirement for positions carried in customer accounts and 4% of the total risk margin requirement for positions carried in noncustomer accounts, as defined. The NYSE Net Capital Rule may require a member firm to reduce its business if net capital is less than 4% of aggregate debits and may prohibit a firm from expanding its business if net capital is less than 5% of aggregate debits. At October 31, 2007, the Company had net capital of $299,744, which was $196,556 in excess of the required minimum net capital.

To allow RBC CMA to classify its assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Introducing Brokers.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Securities owned and securities sold, but not yet purchased, are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Assets, which are recorded at contracted amounts approximating fair value, consist largely of short-term collateralized receivables, including reverse repurchase agreements, securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities, consisting of bank loans, repurchase agreements, securities loaned and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

The carrying amount of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2007.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's clearance activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to

off-balance sheet credit risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company attempts to minimize credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amounts recognized in the statement of financial condition.

The Company may enter into transactions involving derivative financial instruments. Derivative contracts are financial instruments such as a future, forward, swap, floor, collar, or option contract. Generally, a derivative represents a future commitment to purchase or sell a financial instrument at specific terms and dates or to exchange interest payment streams based on the contract or notional amount. These financial instruments may have market or credit risk, which is not reflected in the market values included on the consolidated statement of financial condition.

The Company has risk management policies that limit the size and risk of securities owned and securities sold, not yet purchased. These policies include a risk point methodology, which assigns risk points to certain inventories based on modified duration (adjusts all securities to a one-year maturity) and a value at risk methodology. The Company also monitors inventories for factors that include credit and concentration risk, contract length and inventory age. These inventories are held primarily for distribution to individual and institutional clients in order to meet those clients' needs. The Company does not enter into derivative financial instruments with off-balance-sheet risk other than those described in this note. The Company utilizes these types of derivatives to manage risk exposure.

Market Risk—As part of its broker-dealer activities, the Company purchases and sells a variety of cash and derivative financial instruments in order to reduce exposure to market risk. Market risk includes changes in interest rates, currency exchange rates, indices or value fluctuations in the underlying financial instruments. The Company's hedging strategy involves the purchase and sale of derivative financial instruments to offset market risk associated with other transactions. The Company regularly sells securities not yet purchased (short sales) for its own account, primarily to hedge fixed income trading securities. Short positions may expose the Company to market risk not recorded in the consolidated statement of financial condition in the event prices increase, as it may be obligated to acquire the securities at prevailing market prices.

The Company uses notional (contract) amounts to measure derivative activity. Notional amounts are not included on the Company's consolidated statement of financial condition, as these contract amounts are not actually paid or received. Notional amounts allow the Company to calculate the cash flows to be exchanged and its involvement in any particular type of financial instrument; however, these amounts are not indicative of overall market risk.

The Company may also pledge customers' securities as collateral for bank loans, securities loaned, or to satisfy margin deposit requirements of various clearing agents and exchanges. In the event the Company's counterparty is unable to return the securities pledged, the Company might need to acquire

the securities at prevailing market prices. In the case of repurchase agreements, the Company risks holding collateral at a market value less than contract value of the repurchase agreement. To control these risks, the Company monitors the market value of securities pledged and requires adjustments of collateral levels when deemed necessary.

Credit Risk—The notional amounts of derivative instruments also do not represent the Company's potential risk from counterparty nonperformance. The Company periodically offsets its market risk resultant from fixed income trading by entering into financial futures, swaps, or option contracts. Management believes that the Company's exposure to credit risk is represented by the fair value of trading securities owned, fails to deliver, and receivables from customers.

* * * * * *

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARY

(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 OCTOBER 31, 2007 (In thousands)

NET CAPITAL:		
Stockholder's equity		$ 326,676
Liabilities subordinated to claims of general creditors		1,000,000
Allowable credits		45,000
Total capital and allowable subordinated liabilities		1,371,676
DEDUCT:		
Nonallowable assets:		
Goodwill	$ 455,933	
Fixed assets, net	103,410	
Receivable from affiliates	34,917	
Other investments not readily marketable	83,502	
Other assets	161,346	839,108
Aged fail-to-deliver		7,900
Other deductions		25,112
Net capital before haircuts on securities positions		499,556
HAIRCUTS ON SECURITIES POSITIONS:		
Bankers acceptances, certificates of deposit and commercial paper	1,423	
U.S. and Canadian government obligations	34,403	
State and municipal		
Corporate obligations	91,763	
Equities	8,284	
Arbitrage	15,328	
Other securities	33,244	
Undue concentration	15,367	199,812
Net capital		$ 299,744
Computation of alternative net capital requirements—		
Minimum net capital required		$ 103,188
EXCESS NET CAPITAL		$ 196,556

There are no material differences between the computation of net capital as computed above and that reported by the Company in its unaudited Part II of Form X-17A-5 as of October 31, 2007.

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARY
(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT
OCTOBER 31, 2007
(In thousands)

SEGREGATION REQUIREMENTS	
Net ledger balance:	
Cash	$ 295,909
Securities (at market)	56,724
Net unrealized profit (loss) in open futures contracts traded on a contract market	3,739
Exchange traded options:	
A. Add market value of open option contracts purchased on a contract market	2,399,698
B. Deduct market value of open option contracts granted (sold) on a contract market	(2,504,500)
Net equity (deficit)	251,570
Accounts liquidating to a deficit and accounts with debit balances-gross amount	186
Less: amount offset by customer owned securities	(182)
Amount required to be segregated	251,574
FUNDS IN SEGREGATED ACCOUNTS	
Deposited in segregated funds bank account	
Cash	929
Margins on deposit with derivatives clearing organizations of contract markets	
Cash	125
Securities representing investments of customers' funds (at market)	411,084
Securites held for particular customers (at market)	56,724
Net settlement from (to) derivatives clearing organizations of contract markets	(4,593)
Exchange traded options	
A. Value of open long option contracts	2,399,698
B. Value of open short option contracts	(2,504,500)
Net liquidating equity	436
Total amount in segregation	359,903
Excess (deficiency) funds segregated	$ 108,329

RBC CAPITAL MARKETS CORPORATION & SUBSIDIARY
(A Wholly-Owned Subsidiary of RBC USA Holdco Corporation)

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT
OCTOBER 31, 2007
(In thousands)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS	
Cash:	
Banks located in the United States	$ 40,447
Securities:	
In safekeeping with banks located in the United States	191,075
Amounts held by members of foreign boards of trade:	
Cash	31,647
Unrealized gain (loss) on open futures contracts	(48,844)
Value of long option contracts	69
Value of short option contracts	(212)
Total funds in separate section 30.7 accounts	$ 214,182
Amount to be set aside in separate section 30.7 accounts	(193,153)
Excess (deficiency)	$ 21,029

There are no material differences between the computation for determination of secured amounts and funds held in separate accounts above and that reported by the Company in its unaudited Part II of Form X-17A-5 as of October 31, 2007.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

December 20, 2007

RBC Capital Markets Corporation
One Liberty Plaza
New York, New York 10006

In planning and performing our audit of the consolidated financial statements of RBC Capital Markets Corporation and Subsidiary (the "Company") for the year ended October 31, 2007 (on which we issued our report dated December 20, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following: (1) making the periodic computations of net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2007, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the New York Stock Exchange, Inc., the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END